

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail
Randy Edgerton
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re: EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 6, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-14039**

Dear Mr. Edgerton:

We have reviewed your letter dated November 28, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 14, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   You state that your website is represented by the domain name www.ecdevelopment.com. It appears, however, that your website is represented by the domain name http://www.ecdevonline.com/. Please advise or revise.

2.   The following agreements were not included with your prior response letter as you indicated in response to comments 5, 6 and 9:

- Promissory Note dated January 1, 2007 from EC Development LLC to Techrescue;

- Agreement of Merger dated May 15, 2010 between EC Development and eNucleus, Inc.;
- Warrant Agreement dated February 7, 2011;
- Unit Purchase Agreement by and among EC Development and SueMac, Inc.; and
- Modification to the Unit Purchase Agreement.

Please file each of these documents in a supplemental response via EDGAR.

3.   In addition, please file the following as Exhibits pursuant to Item 601(b)(10) of Regulation S-K:

- Agreement of Merger dated May 15, 2010 between EC Development and eNucleus, Inc.
- The original Unit Purchase Agreement by and among EC Development and SueMac, Inc. dated May 29, 2007;
- A complete form of the Modification to the Unit Purchase Agreement. In this regard, the Agreement filed as Exhibit 10.3 to your April 3, 2012 Form 10-12G/A does not reflect the August 10, 2010 agreement date; and
- The further Modification to the Unit Purchase Agreement dated March 2012 as referred to in your response to prior comment 8.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

4.   We note your response to prior comment 2 where you state "we believe that giving an overview of the backlog is the preferred balance between suggesting that revenues are promised, on the one hand, and under-emphasizing their existence, on the other hand." This statement appears to imply that you do not consider these amounts to be firm commitments under Item 101(c) viii of Regulation S-K. If so, then this statement also appears to contrast the disclosures in your Form 10-12G/A filings where you indicate that these contracts represent binding obligations that would be impacted only by extraordinary circumstances, such as your customer filing for bankruptcy. Please clarify whether you believe the amounts disclosed in the Form 10-12G/A are firm commitments under Item 101(c) viii of Regulation S-K. If these contracts are not considered firm commitments, please revise the Form 10-12G accordingly. If these contracts are considered firm commitments, then revise to include a backlog discussion in your Form 10-K pursuant to Item 101(c) (1) (viii) of Regulation S-K.

5.   Also, supplementally explain the significant difference between the 2012 backlog as disclosed on page 38 of your April 3, 2012 Form 10-12G/A and the revenues recognized during the nine months ended September 30, 2012. Further, tell us why you believe the disclosures in your Form 10-12G/A provides a fair representation of your potential revenues or revise your disclosures accordingly.

Notes to Consolidated Financial Statements

Note 5. Intangible Asset – Software, page F-10

6.   We note from your response to prior comment 3 that the software intangible was recorded at $40.0 million on Techrescue's book prior to the merger with eNucleus as evidenced by Techrescue's tax returns for the years 2007 - 2010. Please clarify that the $40.0 million was in fact the value as reported in Techrescue's audited financial statement as opposed to the value assigned for tax purposes. Also, tell us how Techrescue determined this value. In this regard, clarify whether this amount represents Techrescue's cost to create and/or acquire the intangible and provide us with additional background as to how and when these intangibles were acquired by Techrescue.

7.   Please explain further why Techrescue continued to record the software intangible on their financial statements and tax returns through 2010 considering the fact that they sold such asset to EC Development LLC in 2007.   Also, please clarify what is meant by your statement that $10.0 million was the "agreed upon price based on both the value later recorded on the books of Techrescue and the recognized market value and need for casino equipment reporting software." In this regard, tell us how the sale of an intangible asset in 2007 was based on a book value recorded at a later date and a market value that was determined three years later.

8.   As previously requested in prior comment 5; in comment 6 to our letter dated May 2, 2012; and in comment 9 to our letter dated February 14, 2012, please provide us with a copy of the asset purchase agreement entered into between EC Development LLC and Techrescue in fiscal 2007. In this regard, the Promissory Note dated January 1, 2007 references "for value received," and the May 15, 2010 Agreement of Merger discusses satisfaction of the note, but neither document clarifies that the Note was issued in exchange for the patents and technology for the Tahoe Casino Management System.   To the extent that a formal asset purchase agreement does not exist, please indicate as such.

Item 15. Exhibits and Financial Statement Schedules

9.   We reissue prior comment 7. Please provide additional information that will allow us to assess whether your operations are substantially dependent upon any of the contracts described in your response. Please provide a breakdown of the percentage of revenues generated from each contract and an explanation as to whether the agreements are with the same party or affiliated parties.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to the Financial Statements

Note 1. Organization and Operations

Distributions due to LLC Members, page F-7

10.   Based on the information provided in your response to prior comment 8, it remains unclear why the shares provided by your CEO and CTO in partial settlement of the distributions due to LLC members were not considered in your accounting for this transaction. Please explain further why the shares issued by these two officers were not considered capital contributions pursuant to the guidance in ASC 470-50-40-2. In your response, please clarify your reference on page 6 of your September 30, 2012 Form 10-Q to the settlement of a "separate obligation of two officers" of the company arising prior to the merger and provide copies of any documentation that supports such obligations. To the extent that your officers had separate obligations to SueMac, explain further why the company had recorded a liability for such obligations.

11.   In addition, your response to prior comment 8 indicates that SueMac accepted a total of 545,419 shares of the company's common stock in settlement of various obligations. You provide information that supports the issuance of 112,000 shares in settlement of note payable and 393,257 shares to settle amounts due under the Unit Purchase Agreement for preferred distributions. Please tell us to which obligations the issuance of the remaining 40,162 relates.

Management's Report on Internal Control over Financial Reporting, page 20

12.   You report that management has undertaken an evaluation as to how you will remediate the material weaknesses in your internal control over financial reporting. In your response, and in subsequent filings as necessary, describe any efforts taken to remediate any material weaknesses and when you expect such remediation to be completed.

Exhibits 31.1 and 31.2

13.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. See Item 601(b)(31) of Regulation S-K.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
         Steven Talbot, Esq.